FORM 11-K
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the Fiscal Year Ended September 30, 2001 OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File Number: 0-23333


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              Timberland Savings Bank
                            401(k) Profit Sharing Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                              Timberland Savings Bank
                                 624 Simpson Avenue
                                Hoquiam, Washington

Financial Statements and Exhibits
------------------------------

(a) Financial Statements

     The Timberland Savings Bank 401(k) Profit Sharing Plan become effective as of December 4, 1970, and was restated effective October 1, 2000. Filed as a part of this report on Form 11-K are the financial statements of the Plan prepared in accordance with the financial reporting requirements of ERISA.

(b)  Exhibit 23 Consent of Independent Auditors

     Not applicable.




                                  Signatures

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         /s/Dean J. Brydon
                          ----------------------------------------------------
                         Administrator, Timberland Savings Bank 401(k) Profit Sharing Plan

                         /s/Dean J. Brydon
                    By:  -------------------------------------

                         Dean J. Brydon
                         -------------------------------------(name)
                         Chief Financial Officer
                         -------------------------------------(title)
                         Timberland Bank
                         -------------------------------------(bank)


Date: March 26, 2002

    SCHEDULE I      FINANCIAL INFORMATION   SMALL PLAN        Official Use
    (FORM 5500)     This schedule is required to be filed          Only
   Department of     under Section 104 of the Employee      OMB. No. 1210-0110
   the Treasury     Retirement Income Security Act of 1974  ------------------
  Internal Revenue   (ERISA) and section 6058(a) of the             2000
     Service          Internal Revenue Code (the Code).     ------------------
    -----------
Department of Labor    File as an attachment to Form 5500    This Form is Open
Pension and Welfare                                                 to
Benefits Administration                                      Public Inspection
    -----------
Pension Benefit
Guaranty Corporation
==============================================================================
For Calendar Year 2000 or
  fiscal plan year beginning      10/01/2000           and ending   09/30/2002
------------------------------------------------------------------------------
A   Name of Plan                                      B   Three-digit
TIMBERLAND SAVINGS BANK 401(k) PROFIT SHARING PLAN        Plan Number     001
AND TRUST
------------------------------------------------------------------------------
C   Plan sponsor's name as shown on line 2a of        D   Employer Identifi-
      Form 5500                                             cation Number
TIMBERLAND SAVINGS BANK                                       91-0260220
==============================================================================
Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.
==============================================================================
PART 1   SMALL PLAN FINANCIAL INFORMATION
==============================================================================
Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. ROUND OFF AMOUNTS TO THE NEAREST DOLLAR
------------------------------------------------------------------------------
1   Plan Assets and Liabilities:        (a) Beginning of Year (b) End of Year
                                     -----------------------------------------
 a  Total plan assets............... 1a             3,329,244       4,090,602
                                     -----------------------------------------
 b  Total plan liabilities.......... 1b                     0               0
                                     -----------------------------------------
 c  Net plan assets (subtract line
     1b from 1a).................... 1c             3,329,244       4,090,602
------------------------------------------------------------------------------
2   Income, Expenses, and Transfers for
    this Plan Year:                       (a) Amount          (b) Total
                                     -----------------------------------------
 a  Contributions received or receivable
    (1) Employers................... 2a(1)             360095
                                     ------------------------
    (2) Participants................ 2a(2)              64933
                                     ------------------------
    (3) Others (including roll-
        overs)...................... 2a(3)             199005
                                     ------------------------
 b  Noncash contributions...........  2b                    0
                                     ------------------------
 c  Other income....................  2c               181472
                                     -----------------------------------------
 d  Total income (add lines 2a(1),
     2a(2), 2a(3), 2b and 2c).......  2d                               805505
                                     -----------------------------------------
 e  Benefits paid (including direct
     rollovers).....................  2e                44147
                                     ------------------------
 f  Corrective distributions (see
     instructions)..................  2f                    0
                                     ------------------------
 g  Certain deemed distributions of
     participant loans (see
     instructions)..................  2g                    0
                                     ------------------------
 h  Other expenses..................  2h                    0
                                     -----------------------------------------
 i  Total expenses (add lines 2e,
     2f, 2g and 2h).................  2i                                44147
                                     ----                    -----------------
 j  Net income (loss) (subtract line
     2i from 2d)....................  2j                               761358
                                     ----                    -----------------
 k  Transfers to (from) the plan
     see instructions)..............  2k                                    0
------------------------------------------------------------------------------
3 SPECIFIC ASSETS: If the plan held assets at anytime during the year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basic unless the trust meets one of the specific exceptions described in the instructions.
------------------------------------------------------------------------------
                                                     Yes   No       Amount
                                                 -----------------------------
 a  Partnership/joint venture interests......... 3a         X
                                                 -----------------------------
 b  Employer real property...................... 3b         X
==============================================================================
For Paperwork Reduction Act Notice and OMB    V3.2 Schedule I (Form 5500) 2000
Control Numbers, see the instructions for Form 5500.

     Schedule I (Form 5500) 2000                Page 2
     -------------------------------------------------    --------------------
                                                           Official Use Only
------------------------------------------------------------------------------
                                                     Yes   No       Amount
                                                 -----------------------------
3c  Real Estate (other than employer real
    property)..................................  3c         X
                                                 -----------------------------
 d  Employer securities........................  3d   X             2,479,799
                                                 -----------------------------
 e  Participant loans..........................  3e          X
                                                 -----------------------------
 f  Loans (other than to participants).........  3f          X
                                                 -----------------------------
 g  Tangible personal property.................  3g          X
==============================================================================
PART II   TRANSACTIONS DURING PLAN YEAR
==============================================================================
4   During the plan year:                            Yes    No      Amount
                                                 -----------------------------
 a  Did the employer fail to transmit to the plan
    any participant contributions within the
    maximum time period described in 29 CFR
    2510.3-102?  (See instructions)............  4a          X
                                                 -----------------------------
 b  Were any loans by the plan or fixed income
    obligations due the plan in default as of
    the close of the plan year or classified
    during the year as uncollectible?  Disregard
    participant loans secured by the partici-
    pants' account balance.....................  4b          X
                                                 -----------------------------
 c  Were any leases to which the plan was a party
    in default or classified during the year as
    uncollectible?.............................  4c          X
                                                 -----------------------------
 d  Did the plan engage in any nonexempt
    transaction with any party-in-interest?....  4d          X
                                                 -----------------------------
 e  Was the plan covered by a fidelity bond?...  4e   X             3,750,000
                                                 -----------------------------
 f  Did the plan have a loss, whether or not
    reimbursed by the plan's fidelity bond,
    that was caused by fraud or dishonesty?....  4f          X
                                                 -----------------------------
 g  Did the plan hold any assets whose current
    value was neither readily determinable on
    an established market nor set by an indepen-
    dent third party appraiser?................  4g          X
                                                 -----------------------------
 h  Did the plan receive any noncash contributions
    whose value was neither readily determinable
    on an established market nor set by an indepen-
    dent third party appraiser?................  4h          X
                                                 -----------------------------
 i  Did the plan at any time hold 20% or more of
    its assets in any single security, debt,
    mortgage, parcel of real estate, or partner-
    ship/joint venture interest?...............  4i   X             2,479,799
                                                 -----------------------------
 j  Were all the plan assets either distributed
    to participants or beneficiaries, transferred
    to another plan, or brought under the control
    of the PBGC?...............................  4j           X
------------------------------------------------------------------------------
5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes enter the amount of any plan assets that
    reverted to the employer this year.........   Yes  X  No  Amount
                                                --     --           ----------
5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions)

      5b(1) Name of plan(s)                5b(2) EIN(s)       5b(3) PN(s)

    --------------------------------   --------------------  -----------------

    --------------------------------   --------------------  -----------------

    --------------------------------   --------------------  -----------------

==============================================================================

                                    TIMBERLAND BANK 401(k) PROFIT SHARING PLAN
                                      Statement of Plan Assets and Liabilities
                                                   Plan Year Ended
                                                 SEPTEMBER 30, 2001


                                                           Strategy
                                            Strategy      Aggressive
                                            Growth          Growth
                           Money Market    (Balanced)    (Aggressive)    Equity Index    Small Cap
                              Account     Fund Account   Fund Account    Fund Account   Growth Fund
                              Number        Number         Number          Number      Account Number
                             99014330      99014331       99014332        99014334       99014335
                             --------      --------       --------        --------       --------
Investments at Market
 Value                     $694,755.29   $325,213.27    $309,741.21      $41,489.20     $48,726.41
Forfeitures Receivable
 (Payable)                   (4,367.07)     1,343.05      (4,432.61)       1,647.29       1,304.28
Contribution Receivable -
 Profit Sharing              32,137.35     39,435.55      52,130.04       39,961.65      31,639.74
Contribution Receivable -
 Deferrals (Bailey)               0.00          0.00           0.00           63.00          15.75
Receivable - Overpayment
 of Earnings                      0.00          0.00           0.00            0.00           0.00
Transfer Payable/Receivable -
 Deferral Deposit                 0.00          0.00           0.00            0.00           0.00
Transfer Payable/Receivable -
 S. Waits                         0.00          0.00           0.00            0.00           0.00
                            ----------   -----------    -----------      ----------     ----------

Net Assets Available for
 Benefits, End of Year     $722,525.57   $365,991.87    $357,438.64      $83,161.14     $81,686.18
                           ===========   ===========    ===========      ==========     ==========


                              TSB Stock
                             Fund Account
                               Number
                              99014333       Totals
                              --------      --------

Investments at Market
 Value                     $2,310,503.02   $3,730,428.40
Forfeitures Receivable
 (Payable)                      4,505.06            0.00
Contribution Receivable -
 Profit Sharing               164,790.78      360,095.11
Contribution Receivable -
 Deferrals (Bailey)                 0.00           78.75
Receivable - Overpayment
 of Earnings                        0.00            0.00
Transfer Payable/Receivable -
 Deferral Deposit                   0.00            0.00
Transfer Payable/Receivable -
 S. Waits                           0.00            0.00
                           -------------   -------------

Net Assets Available for
 Benefits, End of Year     $2,479,798.86   $4,090,602.26
                           =============   =============


                              TIMBERLAND BANK 401(k) PROFIT SHARING PLAN
                                 Statement of Plan Income and Expenses
                                            Plan Year Ended
                                          SEPTEMBER 30, 2001


                                                           Strategy
                                            Strategy      Aggressive
                                            Growth          Growth
                           Money Market    (Balanced)    (Aggressive)    Equity Index    Small Cap
                              Account     Fund Account   Fund Account    Fund Account   Growth Fund
                              Number        Number         Number          Number      Account Number
                             99014330      99014331       99014332        99014334       99014335
                             --------      --------       --------        --------       --------
Net Assets Available for
 Benefits, Beginning of
 Year                       134,007.45    963,141.84      676,827.62      9,630.60       37,216.30
Current Year Activity:
Contribution - Profit
 Sharing                     32,137.35     39,435.55       52,130.04     39,961.65       31,639.74
Contribution - Deferrals      3,849.24      7,504.31       10,637.81      8,962.26        5,996.49
Contribution - Rollovers      1,282.21      3,397.00        6,481.54      2,948.02        2,221.53
Allocated Income             27,938.60    (94,987.39)    (122,900.98)   (10,608.36)     (32,912.66)
Net Transfers In (Out)      528,460.69   (542,681.58)    (230,414.18)    30,619.68       36,220.50
Transfer - S. Wails               0.00        219.17         (219.17)         0.00            0.00
Forfeiture Transfers         (4,367.07)     1,343.05       (4,432.61)     1,647.29        1,304.28
Distributions                  (782.90)   (11,380.08)     (30,671.43)         0.00            0.00

Total Activity              588,518.12   (597,149.97)    (319,388.98)    73,530.54       44,469.88
                           -----------   -----------     -----------    ----------      ----------
Net Assets Available for
 Benefits, End of Year     $722,525.57   $365,991.87     $357,438.64    $83,161.14      $81,686.18
                           ===========   ===========     ===========    ==========      ==========



                             TSB Stock
                           Fund Account
                              Number
                             99014333       Totals
                            ----------      ------
Net Assets Available for
 Benefits, Beginning of
 Year                      1,508,420.26    3,329,244.07
Current Year Activity:
Contribution - Profit
 Sharing                     164,790.78      360,095.11
Contribution - Deferrals      27,983.36       64,933.47
Contribution - Rollovers     182,674.91      199,005.21
Allocated Income             414,942.56      181,471.77
Net Transfers In (Out)       177,794.89            0.00
Transfer - S. Wails                0.00            0.00
Forfeiture Transfers           4,505.06            0.00
Distributions                 (1,312.96)     (44,147.37)

Total Activity               971,378.60      761,358.19
                          -------------   -------------

Net Assets Available for
 Benefits, End of Year    $2,479,798.86   $4,090,602.26
                          =============   =============

